Exhibit 99.1

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2023	As of September 30, 2022
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and equivalents	$864,392	$17,778,895
Accounts receivable, net	4,986,688	2,032,717
Prepaid income tax	552,094	-
Prepayments	14,448,012	4,269,611
Due from related parties	1,682	1,473

Total current assets	20,852,868	24,082,696

NON-CURRENT ASSETS
Property and equipment, net	21,941	13,380
Intangible assets, net	18,824,416	903,768
Right-of-use assets, net	36,511	42,574

Total non-current assets	18,882,868	959,722

TOTAL ASSETS	$39,735,736	$25,042,418

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Taxes payable	$395,772	$1,404,128
Deferred revenue	368,066	-
Accrued liabilities and other current liabilities	348,627	541,050
Operating lease liabilities, current	17,052	15,833
Due to related parties	1,409	7,361

Total current liabilities	1,130,926	1,968,372

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	318,603	-
Operating lease liabilities, non-current	19,459	26,741

Total non-current liabilities	338,062	26,741

TOTAL LIABILITIES	1,468,988	1,995,113

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.001125, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, par value $0.001125, 883,000,000 shares authorized, 54,375,000 shares and 45,375,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	61,172	51,047
Additional paid in capital	30,674,988	18,918,303
Accumulated other comprehensive income (loss)	1,481,084	(607,052)
Retained earnings	6,049,504	4,685,007

Total shareholders’ equity	38,266,748	23,047,305

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,735,736	$25,042,418

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	SIX MONTHS ENDED MARCH 31,
	2023	2022

Operating revenue
Revenue from cash rebate services	$10,621	$5,552
Revenue from digital advertising services	2,220,794	2,911,482
Revenue from payment solution services	4,303	5,379
Revenue from software licensing	1,740,472	-
Total operating revenue	3,976,190	2,922,413

Operating expenses
Selling, general, and administrative expenses	1,996,892	1,003,373

Total operating expenses	1,996,892	1,003,373

Income from operations	1,979,298	1,919,040

Other income, net
Interest income	7,757	-
Other income, net	5,163	203
Total other income, net	12,920	203

Income before income tax	1,992,218	1,919,243

Income tax expenses	627,721	663,224

Net income	$1,364,497	$1,256,019

Other Comprehensive income
Foreign currency translation gain (loss)	2,088,136	(9,188)

Total Comprehensive income	$3,452,633	$1,246,831

Net income per share - basic	$0.03	$0.03

Weighted average number of common shares outstanding - basic	53,089,286	40,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2023 AND 2022

	Ordinary Shares		Additional paid-in	Retained earnings (accumulated	Accumulated other Comprehensive (Loss) /
	Shares	Amount	capital	deficit)	Income	Total

Balance at October 1, 2022	45,375,000	$51,047	$18,918,303	$4,685,007	$(607,052)	$23,047,305

Net income	-	-	-	1,364,497	-	1,364,497

Shares issued for equity financing	9,000,000	10,125	11,756,685	-	-	11,766,810

Foreign currency translation gain	-	-	-	-	2,088,136	2,088,136

Balance at March 31, 2023	54,375,000	$61,172	$30,674,988	$6,049,504	$1,481,084	$38,266,748

Balance at October 1, 2021	40,000,000	$45,000	$155,024	$1,082,642	$(21,433)	$1,261,233

Net income	-	-	-	1,256,019	-	1,256,019

Foreign currency translation loss	-	-	-	-	(9,188)	(9,188)

Balance at March 31, 2022	40,000,000	$45,000	$155,024	$2,338,661	$(30,621)	$2,508,064

The accompany notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR SIX MONTHS ENDED MARCH 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,364,497	$1,256,019
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Disposal of fixed assets	2,928	-
Depreciation and amortization	253,662	69,147
Amortization of right-of-use operating lease assets	9,111	42,974
Change in deferred tax	313,963	-
Changes in operating assets / liabilities:
Accounts receivable	(2,809,804)	(1,326,333)
Prepaid income tax	(544,054)	-
Prepaid expenses and other current assets	(9,621,687)	(63,935)
Deferred revenue	362,706	579,355
Taxes payable	(1,063,540)	834,895
Operating lease liabilities	(9,111)	(42,974)
Accrued expenses and other current liabilities	(407,590)	177,101

Net cash provided by (used in) operating activities	(12,148,919)	1,526,249

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(13,183)	(5,011)
Purchase of intangible assets	(17,864,000)	(626,420)

Net cash used in investing activities	(17,877,183)	(631,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred initial public offering costs	-	(423,994)
Proceeds from equity financing	11,766,810	-
Increase in due from related party	(134)	-
Repayment of related party borrowings	(6,232)	(398,422)

Net cash provided by (used in) financing activities	11,760,444	(822,416)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,351,155	(8,955)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(16,914,503)	63,447

CASH & EQUIVALENTS, BEGINNING OF PERIOD	17,778,895	2,295,277

CASH & EQUIVALENTS, END OF PERIOD	864,392	2,358,724

Supplemental Cash Flow Data:
Income tax paid	$2,011,188	$-
Interest paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023 (UNAUDITED) AND SEPTEMBER 30, 2022

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Starbox Group Holdings Ltd. (“Starbox Group” or the “Company”), through its wholly-owned subsidiaries, is engaged in connecting retail merchants with individual online and offline shoppers (“retail shoppers”) to facilitate transactions through cash rebates offered by retail merchants, providing digital advertising services to retail merchants, and providing payment solution services to merchants. The Company has also expanded its business to marketing and software development sectors. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

Organization

Starbox Group was incorporated as an exempted company limited by shares under the laws of the Cayman Islands on September 13, 2021.

Prior to the reorganization on May 23, 2023 described below, Starbox Group owned 100% of the equity interests in Starbox Holdings Berhad (“Starbox Berhad”), a limited liability company formed under the laws of Malaysia on July 24, 2019.

Starbox Group and Starbox Berhad are currently not engaged in any active business operations and are merely acting as holding companies.

Starbox Berhad owns 100% of the equity interests in the following entities: (i) StarboxTV Sdn. Bhd. (“StarboxSB”) formed in Kuala Lumpur, Malaysia, on July 23, 2019 to provide digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development services; (ii) Starbox Rebates Sdn. Bhd. (“StarboxGB”) formed in Kuala Lumpur, Malaysia, on July 24, 2019 to facilitate online and offline transactions between retail shoppers and retail merchants through cash rebate programs offered by retail merchants, provide comprehensive marketing services, and software development services; and (iii) Paybats Sdn. Bhd. (“StarboxPB”) formed in Kuala Lumpur, Malaysia, on May 21, 2019 to provide payment solution services to merchants.

Reorganization

A reorganization of the Company’s legal structure was completed on November 17, 2021. The reorganization involved the incorporation of Starbox Group, and the transfer of 100% of the equity interests in Starbox Berhad and its subsidiaries from its original shareholders to Starbox Group. Consequently, Starbox Group became the ultimate holding company of all other entities mentioned above.

The reorganization on November 17, 2021 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On May 23, 2023, Starbox Group completed a further reorganization. The reorganization consisted of (i) the acquisitions of Starbox International Ltd., a British Virgin Islands company (“Starbox International”), and Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), both of which became wholly owned by the Company (the acquisitions of Starbox International and Starbox Global, collectively, the “Starbox Acquisitions”), and (ii) share transfer transactions between the Company and Starbox International, in which the Company transferred all of the issued share capital in Starbox Berhad to Starbox International in exchange for RM1.00. On April 19, 2023, the Company entered into two share transfer agreements with Choo Keam Hui, whereby Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox International to the Company, and Choo Keam Hui transferred 50,000 shares of US$1.00 par value each in the capital of Starbox Global to the Company.

F-6

The reorganization on May 23, 2023 has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The following diagram illustrates the Company’s corporate structure after the reorganizations:

The consolidated financial statements of the Company as of March 31, 2023 include the following entities:

Entity	Date of Formation	Place of Incorporation	% of Ownership	Major business activities
Starbox Group	September 13, 2021	Cayman Islands	Parent	Investment holding

Starbox International	March 29, 2023	BVI	100%	Investment holding

Starbox Global	March 29, 2023	BVI	100%	Investment holding

Starbox Berhad	July 24, 2019	Malaysia	100%	Investment holding

StarboxGB	July 24, 2019	Malaysia	100%	Network marketing and facilitating online and offline transactions between retail merchants and retail shoppers through cash rebate programs offered by retail merchants, comprehensive marketing services, and software development

StarboxSB	July 23, 2019	Malaysia	100%	Providing digital advertising services to retail merchant customers, TV programming and broadcasting services, and software development

StarboxPB	May 21, 2019	Malaysia	100%	Providing secured payment solution services to retail merchant customers

F-7

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, the discount rate used to calculate lease liabilities, the amount of worldwide tax provision, realization of deferred tax assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. Although the Company has not experienced losses from these situations and believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of March 31, 2023 and September 30, 2022, the Company had a cash balance of $864,392 and $17,778,895, respectively, of which $711,774 and $17,428,788 were not covered by such insurance, respectively.

F-8

Accounts receivable, net

Accounts receivable primarily include service fees generated from providing digital advertising services and payment solution services to retail merchant customers (see Note 3).

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and September 30, 2022, there was no allowance for doubtful accounts recorded as the Company considers all of the outstanding accounts receivable fully collectible.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment and furniture	3 to 5 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income (expenses).

Intangible assets

The Company’s intangible assets primarily consist of purchased and customized computer software and applications used in conducting the Company’s cash rebate, digital advertising, and software licensing business. Intangible assets also include content assets, which are licensed movies and television series acquired from third-party content providers in order to offer members unlimited viewing of such content to drive traffic on the Company’s SEEBATS website and mobile app. Intangible assets are carried at cost less accumulated amortization and any recorded impairment (see Note 6).

Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Computer software and applications	5-10 years

Content assets-licensed movies and television series	Over the license period or estimated period of use

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2023 and September 30, 2022.

F-9

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses and other current assets, deferred revenue, taxes payable, due to a related party, and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2023 and September 30, 2022 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for Starbox Group, Starbox International, and Starbox Global are the U.S Dollar (“US$”). Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB use Malaysian Ringgit (“MYR”) as their functional currency. The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2023	September 30, 2022
Period-end spot rate	US$1=MYR4.4130	US$1=MYR4.6359
Average rate	US$1=MYR4.4774	US$1=MYR4.3041

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in MYR to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

F-10

The Company currently generates its revenue from the following main sources:

Revenue from digital advertising services

The Company’s advertising service revenue is derived principally from advertising contracts with retail merchant customers (the “advertisers”), which allow advertisers to place advertisements on the Company’s websites and mobile apps and third-party social media channels over a particular period of time. The advertising contracts specify the related fees and payment terms and provide evidence of the arrangements. The Company’s digital advertising services are to (i) provide advertisement design and consultation services to help advertisers precisely shape their digital advertising strategies and optimize the design, content, and layout of their advertisements and (ii) the displaying of advertisers’ advertisements of products and services on the Company’s websites and mobile apps and third-party social media channels over a particular period of time and in a variety of forms, such as logos, banners, push notification, and posts by accounts of influencers and bloggers, to help promote advertisers’ products and services and enhance their brand awareness. Advertisers may elect to engage with the Company for only advertisement display services or both advertisement design and consultation services and advertisement display services.

In connection with these digital advertising services, the Company charges retail merchant customers nonrefundable digital advertising service fees. For advertisement design and consultation services, the Company’s stand-alone selling price ranges from approximately $2,400 to approximately $38,000 for each of the service commitments, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements. Advertisers may elect to use any agreed-upon combination of services in one package, depending on their specific needs. For advertisement display through logos, banners, push notifications, and posts by accounts of influencers and bloggers, the Company charges advertisers service fees with a range from approximately $5,000 to approximately $240,000, depending on the distribution channels used and the duration of the advertisement display. The Company is acting as a principal in providing digital advertising services to customers, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified services. The Company recognizes revenue for the amount of fees it receives from its customers, after deducting discounts and net of service taxes under ASC 606.

The Company identifies advertisement design and consultation services and advertisement display services as two separate performance obligations, as each is service that is capable of being distinct and distinct in the context of advertising contracts. Each of the service commitments in advertisement design and consultation services, including advice on advertising strategies, customization and optimization of the desired content, length, color tone, layout, format, and presentation of the advertisements, are not distinct in the context of advertising contracts, because they are inputs to deliver the combined output of advertisements to be displayed as specified by the customer. Therefore, advertisement design and consultation services are identified as a single performance obligation. The Company allocates revenue to each performance obligation based on its stand-alone selling price, which is specified in the contracts.

The Company’s advertisement design and consultation services are normally rendered within a short period of time, ranging from a few days to a month. As all the benefits enjoyed by the customers can be substantially realized at the time when the design and consultation services are completed, the Company recognizes revenue at the point when designated services are rendered and accepted by the customers. The Company does not provide rights of return, credits or discounts, price protection, or other similar privileges to customers for such services and accordingly no variable consideration included in such services.

The majority of the Company’s advertising contracts are for the provision of advertisement display on the Company’s websites and mobile apps and social media channels for a fixed period of time (ranging from a few weeks to a few months) without a guaranteed minimum impression level. In instances where certain discounts are provided to customers for advertisement displays, such discounts are reported as deduction of revenue. Revenue from advertisement services is recognized over the period the advertisement is displayed. Advances from customers are deferred first and then recognized as revenue upon the completion of the contract. There are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Revenue from cash rebate services

The Company also utilizes its websites and mobile apps to connect retail merchants and retail shoppers and facilitate retail shoppers to purchase consumer products or services from retail merchants online or offline under the cash rebate programs offered by retail merchants. The cash rebate offered by retail merchants range from 0.3% to 99.99% based on the sales price of the products or services, among which approximately 48% to 86% are awarded to retail shoppers, and the Company is entitled to receive and retain the remaining approximately 52% to 14% as cash rebate revenue for facilitating online and offline sales transactions. There is a single performance obligation in the contract, as the performance obligation is to facilitate the sales transactions between the retail shoppers and the retail merchants.

F-11

The Company merely acts as an agent in this type of transactions. The Company does not have control of the goods or services under the sales transactions between the retail merchants and retail shoppers, has no discretion in establishing prices, and does not have the ability to direct the use of the goods or services to obtain substantially all the benefits. The Company recognizes cash rebate revenue at the point when retail merchants and retail shoppers are connected and the sales transactions are facilitated and completed. Revenue is reported net of service taxes. For the six months ended March 31, 2023 and 2022, the Company only reported cash rebate revenue of $10,621 and $5,552, respectively.

Revenue from payment solution services

In May 2021, the Company started to provide payment solution services to retail merchant customers by referring them to VE Services Sdn Bhd, a Malaysian Internet payment gateway company and a related-party entity controlled by one of the shareholders of the Company (“VE Services”). The Company entered into an appointment letter with VE Services and started to refer retail merchant customers to VE Services to process payments through multiple payment methods, such as FPX, Alipay, Maybank QR Pay, Boost, Touch ‘n Go, and GrabPay. VE Services first charges retail merchants a service fee ranging from 1.50% to 2.50%, based on the processed payment amount and payment processing methods used, and the Company is entitled to receive a portion of the service fees as commissions for the referrals. The commission rate ranges from 0.15% to 0.525% based on the total service fees collected by VE Services from the retail merchants when the payment processing is completed. The Company merely acts as an agent in this type of transaction. The Company has no discretion in establishing prices and does not have the ability to direct the use of the services to obtain substantially all the benefits. Such revenue is recognized at the point when the payment is processed and the Company’s performance obligations are satisfied. For the six months ended March 31, 2023 and 2022, the Company referred a total of 35 and 14 retail merchants to VE Services for payment processing and earned $4,303 and $5,379 revenue from providing payment solution services to customers, respectively.

Revenue from software licensing

In 2023, the Company started software licensing business, in which the Company develops software such as data management system, licenses the use right of the system to customer for a term of period as license income, and provides related technology support and system maintenance services on an annual basis. The contract with a customer includes promises to transfer software products and provide technical support and system maintenance services, which are generally capable of being distinct performance obligations. The software license is considered a distinct performance obligation and accounted for separately from the technical support and system maintenance services. Revenue from distinct software license is recognized at the point in time when the software system is delivered to the customer. Revenue from annual technical support, system maintenance, and upgrade is recognized over the period in which the service is provided. The standalone sales prices (“SSPs”) for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by service types, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s disaggregation of revenue by service types for the six months ended March 31, 2023 and 2022 is as follows:

	For the Six Months Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue from advertising services:
Advertisement design and consultation services	$543,925	$598,953
Advertisement display services	1,813,584	2,400,051
Gross revenue from advertising services	2,357,509	2,999,004
Less: discount to customers for advertisement displays	(136,715)	(87,522)
Sub-total of net revenue from advertising services	2,220,794	2,911,482

Revenue from cash rebate services	10,621	5,552
Revenue from payment solution services-related party	4,303	5,379
Revenue from software licensing	1,740,472	-
Total operating revenue	$3,976,190	$2,922,413

F-12

Deferred revenue

Deferred revenue occurs when the Company has entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of March 31, 2023 and September 30, 2022 deferred revenue amounted to $368,066 and nil, respectively. Revenue recognized for the six months ended March 31, 2023 and 2022 that was included in the deferred revenue balance at the beginning of the period was nil and $800,492, respectively.

Software development costs

The Company expenses software development costs as it incurs them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers.

Operating leases

On October 1, 2020, the Company adopted Accounting Standards Updates (“ASU”) 2016-02, Leases (Topic 842), as amended (“ASC 842”), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of 12 months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease.

The Company used a modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2023 and September 30, 2022.

F-13

Operating costs

The Company’s operating costs primarily consist of (i) marketing and promotional expenses to develop members, merchants, and advertisers, (ii) website and facility maintenance expenses to upgrade, optimize, and maintain its websites and mobile apps, (iii) employee salary and benefit expenses, (iv) professional and business consulting expenses, and (v) other general office expenses for administrating the Company’s business. Operating costs are expensed as incurred. Judgment is required to determine whether to separately present cost of revenue, selling expenses, and general and administrative expenses. The Company considers materiality, the manner that operating costs can be separately identified, and what is most useful to financial statement users, and elects to present all costs and operating expenses as a single line item “cost, selling, general, and administrative expenses” as reflected in the consolidated statements of operations. Management believes that such presentation is meaningful when considering the nature of the Company’s operations and the manner in which the Company manages its business. The Company’s operating costs for the six months ended March 31, 2023 and 2022, consisted of the following:

	For the Six Months ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Salary and employee benefit expenses	$318,750	$195,904
Professional and consulting service fees	429,896	468,971
Marketing and promotional expenses	209,564	104,808
Content license costs	30,000	25,059
Website and facility maintenance expenses	147,345	49,725
Depreciation and amortization	193,662	44,147
Utility and office expenses	251,563	56,779
Business travel and entertainment expenses	71,479	17,522
Others	344,633	40,458
Total operating costs	$1,996,892	$1,003,373

Research and development

The Company’s research and development activities primarily relate to the optimization and implementation of its websites and mobile apps (such as leveraging browser caching, improving server response time, removing render-blocking JavaScript, reducing redirects, and optimizing images), to improve their performance and drive more traffic. Research and development costs are expensed as incurred. Research and development expenses included in operating costs amounted to $147,345 and $47,577 for the six months ended March 31, 2023 and 2022, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2023 and 2022. The Company does not believe there was any uncertain tax provision as of March 31, 2023 and September 30, 2022.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2023 and 2022. As of March 31, 2023, all of the Company’s tax returns of its Malaysian subsidiaries remain open for statutory examination by relevant tax authorities for seven years from the date the corporate income tax return was filed.

F-14

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 (approximately $107,000) as an advertising service provider. Service taxes amounted to $134,824 and $171,671 for the six months ended March 31, 2023 and 2022, respectively and were recorded as a deduction against the Company’s gross revenue.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2023 and 2022, there were no dilutive shares.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Defined contribution plan

The full-time employees of the Company’s subsidiaries in Malaysia are entitled to the government mandated defined contribution plan, such as social security, employee provident fund, employment insurance, and human resource development fund, as required by labor laws in Malaysia. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan.

Employee defined contribution plan expenses amounted to $59,510 and $16,723 for the six months ended March 31, 2023 and 2022, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

F-15

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive income, and statements of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	March 31, 2023	September 30, 2022
	(Unaudited)
Accounts receivable associated with digital advertising services	$3,191,117	$2,032,717

Accounts receivable associated with cash rebate services	29,378	-
Accounts receivable from software licensing	1,766,193	-
Less: allowance for doubtful account	-	-
Accounts receivable, net	$4,986,688	$2,032,717

The September 30, 2022 accounts receivable balance has been fully collected. Approximately 40% of the March 31, 2023 accounts receivable balance had been collected by August 27, 2023 and the remaining balance is expected to be collected by October 2023. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2023	Subsequent collection	% of subsequent collection
Less than 6 months	$4,617,556	$1,614,547	35%
From 7 to 9 months	369,132	369,132	100%
From 10 to 12 months	-	-	-%
Over 1 year	-	-	-%
Total gross accounts receivable	4,986,688	1,983,679	40%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$4,986,688	$1,983,679	40%

F-16

NOTE 4—PREPAYMENTS

Prepayments consisted of the following:

	March 31, 2023	September 30, 2022
	(Unaudited)
Prepayments:
Speedprop Global Sdn. Bhd. (1)	$1,786,514	$1,206,757
ARX Media Sdn. Bhd. (2)	9,686,697	2,469,425
Boring Lark Sdn Bhd. (3)	1,812,800	-
Teclutions Sdn. Bhd. (4)	312,255	-
Others (5)	849,746	593,429
Less: allowance for doubtful account	-	-
Total prepayments	$14,448,012	$4,269,611

The Company currently operates its business through its GETBATS, SEEBATS, and PAYBATS websites and mobile applications. The satisfactory performance, reliability, and availability of the Company’s information technology systems are critical to its ability to drive more internet traffic to its advertising websites and mobile apps and provide effective digital advertising services for brands and retailers, especially when the Company starts to expand its business from Malaysia to neighboring countries such as Indonesia, Philippine, and Thailand.

(1)	On June 19, 2022, the Company entered into an agreement with a third-party vendor, Speedprop Global Sdn. Bhd. (“Speedprop”), pursuant to which Speedprop will help the Company develop the Augmented Reality (“AR”) travel guide app with key commercial objectives to provide personalized instant rebates, voucher distribution, and ad placements for merchants. Total contract price amounted to MYR10.8 million (approximately $2.3 million). As of March 31, 2023 and September 30, 2022, the Company had made prepayments of $1,786,514 (MYR7,884,000) and $1,206,757 (MYR5,594,400), respectively, to Speedprop based on contracted payment terms and the progress of the app development. The remaining payments will be made when Speedprop completes the debugging and technical testing and delivers the app to the Company, which was expected to occur in March 2023. However, as of this report date, the Company is still working with Speedprop to complete the debugging and technical testing and the Company has not paid the remaining balance yet.

(2)

In order to upgrade the Company’s existing software and operating systems to increase the data processing capability, to diversify the Company’s business operation model, and to support its future business expansion, on August 1, 2022, the Company signed a contract with a third-party technology solution company, ARX Media Sdn. Bhd. (“ARX”), to conduct software application design and development for the Company’s Virtual Reality Rebate Mall project. ARX is a full-stacked technology solution company specializing in design and development of application of AR, Mixed Reality, Virtual Reality (“VR”), Integrated Business Solution, and Internet of Things to help business entities stand out among the crowd. Pursuant to the contract, ARX will help the Company conduct market research, prepare a feasibility study, VR Mall Data Management system software conceptualization, visualization, system coding, testing, and debugging, and to initialize and rollout the application as a progressive web portal, which can be further developed into a mobile app to allow integration to various platforms. Total contract price for this project amounted to MYR13.5 million (approximately $2.9 million). As of March 31, 2023 and September 30, 2022, the Company had made prepayment of $2,469,425 (MYR11.4 million) to ARX based on contracted payment terms and the progress of the project. The remaining payment will be made when ARX completes the debugging and technical testing and delivers the application to the Company, which is expected to be the beginning of 2024.

In October 2022, the Company signed a new contract with ARX, to conduct software application design and development project. Total contract price amounted to MYR218.75 million (approximately $47.2 million) to be performed in three years from the agreement date, including Rebates Mall software design and customization, AR software development and database processing capacity improvement. Total contract price of $47.2 million will be paid to ARX in five installments within the next two years, depending on the progress of the software application development project. Pursuant to the contract terms, from November 2022 to December 2022, the Company made a total prepayment of $25.2 million (MYR111.0 million) as the first installment payment to ARX, of which, $18.13 million (MYR80 million) was transferred into intangible assets during the six months ended March 31, 2023 when ARX completed the application design and development of AI calculation engine and related modules, and delivered them to the Company (see Note 6). For the remaining services under the ARX agreement, the Company may, at its discretion, terminate the ARX agreement if the software design and development proposal provided by ARX does not meet the expectation and request for a refund of the remaining deposit by giving two months’ notice and the deposit shall be refunded to the Company based on pro-rated basis on the uncompleted period of the ARX agreement.

F-17

(3)	On January 16, 2023, the Company entered into an agreement with a third-party vendor, Boring Lark Sdn Bhd. (“Boring Lark”), to conduct design and application development of an Artificial Intelligence Chatbot systems and also provide system maintenance services to the Company. A total contract price of $2.2 million (MYR10 million) will be paid to Boring Lark in four installments within the service term of one year, depending on the progress of the system application development project. Pursuant to the contract terms, from January 2023 to February 2023, the Company made the first two installment payments of $1.8 million (MYR8 million) to Boring Lark.

(4)

On January 17, 2023, the Company entered into an agreement with a third-party vendor, Teclutions Sdn. Bhd. (“Teclutions”), pursuant to which, Teclutions will utilize the VR technology to help the Company design a Conversational AI Chatbot system for integration of the mobile app and website. A total contract price of $0.1 million (MYR0.6 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, from January to March 2023, the Company made the first two installment payments of $0.1 million (MYR0.5 million) to Teclutions.

In addition, on March 15, 2023, the Company entered into another agreement with Teclutions to design and develop a Conversational AI Chatbot Integration VR headgear platform. A total contract price of $0.2 million (MYR1 million) will be paid to Teclutions in three installments depending on the progress of the system application development project. Pursuant to the contract terms, in March 2023, the Company made the first two payments of $0.2 million (MYR0.9 million) to Teclutions.

(5)	Prepayments to others primarily include prepayments to third-party vendors and service providers for domain renewal services, promotion and advertisement system integration services, rental deposits, and prepayment of taxation.

As of March 31, 2023 and September 30, 2022, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments fully realizable.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2023	September 30, 2022
	(Unaudited)
Office equipment and furniture	$29,189	$21,407
Less: accumulated depreciation	(7,248)	(8,027)
Property and equipment, net	$21,941	$13,380

Depreciation expenses were $2,484 and $1,969 for the six months ended March 31, 2023 and 2022, respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	March 31, 2023	September 30, 2022
	(Unaudited)
Computer software and applications (1)	$987,206	$939,753
Computer system – AI calculation engine (2)	18,128,000	-
Content assets- licensed movies and television series (3)	114,166	108,678
Less: accumulated amortization	(404,956)	(144,663)
Intangible asset, net	$18,824,416	$903,768

F-18

(1)	In order to support the Company’s expansion of its digital advertising service and cash rebate service businesses, in December 2021, the Company purchased packaged computer software and applications from a third-party vendor at the aggregate cost of MYR2.12 million (equivalent to $504,222) to improve certain functions of its cash rebate and digital advertising operating systems, such as the optimization of the cash rebate calculation and settlement, a more user-friendly shopping cart and eWallet module, a better integration of the SEEBATS website and mobile app with license content provider, and a multilingual interface. In addition, from June 2022 to September 2022, the Company further purchased from the same third-party vendor the packaged computer software and applications in the aggregate amount of $501,412 (MYR2.32 million) to add embedded treasure hunt system into the Company’s digital advertising operating systems, to improve the coding, rating, and comment function and optimize its SEEBATS mobile app. The Company amortizes the intangible assets over its estimated useful life of 10 years.

(2)	As disclosed in Note 4, in October 2022, the Company signed a contract with ARX, to conduct software application design and development project with total contract price of $47.2 million. In March 2023, ARX completed the AI calculation engine development as part of the software project that the Company engages ARX to perform. AI calculation engine is a software solution designed to provide advance calculations and analysis based on artificial intelligence algorithms. The software has been thoroughly tested for performance, functionality and compatibility, and the Company reclassified $18.13 million (MYR80.0 million) from the prepayment to intangible assets during the six months ended March 31, 2023. The Company amortizes the intangible assets over its estimated useful life of ten years.

(3)	The Company’s Malaysian subsidiary, StarboxSB, operates the SEEBATS website and mobile app, on which viewers may watch movies and television series through over-the-top streaming. These movies and television series are licensed from third-party content providers. The Company acquires and licenses such movies and television series content in order to offer members unlimited viewing of such content to drive traffic on the SEEBATS website and mobile app. The content licenses are for a fixed fee and specific windows of availability.

Based on factors, including historical and estimated viewing patterns, the Company amortizes the content assets in “operating costs-license costs” on a straight-line basis over its license period or estimated period of use, beginning with the month of first availability.

On November 1, 2021, the Company entered into a Service and Licensing Agreement with a third-party content provider, Shenzhen Yunshidian Information Technology Ltd. (“Shenzhen Yunshidian”), to license movies and television series in various genres, such as action, comedy, fantasy, historical, and romance. The agreement has a term from November 1, 2021 to October 31, 2023 and may be terminated by either party in the event of a material breach by the other party of the agreement. The Company agreed to pay a content and service fee of $120,000 and a content delivery fee based on the amount of content delivered by the content provider, ranging from $1,700 to $660,000 per year under the Service and Licensing Agreement. Pursuant to a letter dated July 15, 2021, Shenzhen Yunshidian also provided SEEBATS website and mobile app with movies and television series for a free trial run from August 1, 2021 to October 31, 2021 before the Company entered into the Service and Licensing Agreement. The Company records cost of content that the Company acquired under a license agreement as content assets. Content assets are amortized using the straight-line method over the licensing period from November 1, 2021 to October 31, 2023.

Total amortization of above-mentioned intangible assets amounted to $253,143 and $67,178 for the six months ended March 31, 2023 and 2022, respectively.

NOTE 7 — TAXES

a.	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

F-19

Malaysia

Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the six months ended March 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate. For the six months ended March 31, 2023 and 2022, the tax savings as the result of the favorable tax rates and tax exemption amounted to nil and $10,027, respectively, and per share effect of the favorable tax rate and tax exemption was $0.00. For the six months ended March 31, 2023, the tax rate for each of the Company’s Malaysia subsidiaries was 24%, as a result the consolidated paid-in capital of the Company exceeded MYR2,500,000.

The components of the income tax provision were as follows:

	For the Six Months Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Current tax provision:
Cayman Islands	$-	$-
Malaysia	313,758	663,224
	313,758	663,224
Deferred tax provision:
Cayman Islands	-	-
Malaysia	313,963	-
	313,963	-
Income tax provision	$627,721	$663,224

Reconciliation of the differences between the income tax provision computed based on the Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the six months ended March 31, 2022 and 2021, respectively, are as follows:

	For the Six Months Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Income tax provision computed based on Malaysia unified income tax statutory rate	$690,461	$522,356
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	-	(10,027)
Permanent difference	(62,740)	44,412
Change in valuation allowance	-	106,483
Actual income tax provision	$627,721	$663,224

F-20

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of March 31, 2023	As of September 30, 2022
	(Unaudited)
Deferred tax assets derived from net operating loss carry forwards	$56,098	$35,174
Less: valuation allowance	(56,098)	(35,174)
Deferred tax assets	$-	$-

Movement of valuation allowance:

	As of March 31, 2023	As of September 30, 2022
	(Unaudited)

Balance at beginning of the period	$35,174	$137,932
Current period change	20,924	(102,758)
Balance at end of the period	$56,098	$35,174

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company has four subsidiaries in Malaysia, namely Starbox Berhad, StarboxGB, StarboxSB, and StarboxPB. Other than StarboxSB and StarboxGB, which have generated taxable income through providing advertising services to customers, Starbox Berhad and StarboxPB have reported recurring operating losses since their inception. Management concluded that the chances for these three entities that suffered recurring losses in prior periods to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided valuation allowance of $56,098 and $35,174 for the deferred tax assets of these subsidiaries for the six months ended March 31, 2023 and for fiscal years ended September 30, 2022, respectively. For the six months ended March 31, 2023 and for the fiscal year ended September 30, 2022, the change in valuation allowance amounted to $20,924 and $(102,758), respectively.

Deferred tax liability

The Company’s deferred tax liability was comprised of the following:

	As of March 31, 2023	As of September 30, 2022
	(Unaudited)
Deferred tax liability derived from the difference between tax and book basis of depreciation expense	$318,603	$-
Deferred tax liability	$318,603	$-

b.	Prepaid Income Tax / Taxes Payable

As of March 31, 2023 and September 30, 2022, the prepaid income tax was $554,054 and nil, respectively.

Taxes payable consisted of the following:

	As of March 31, 2023 (Unaudited)	As of September 30, 2022
Income tax payable	$-	$1,188,274
Service tax payable	395,772	215,854
Total	$395,772	$1,404,128

F-21

NOTE 8 — RELATED PARTY TRANSACTIONS

a.	Name of related parties

Name of Related Party	Relationship to the Company
Choo Keam Hui	The Company’s former director and one of the directors of Starbox Berhad
Zenapp Sdn Bhd (“Zenapp”)	An entity controlled by Choo Keam Hui prior to September 20, 2021
Bizguide Corporate Service Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
KH Advisory Sdn Bhd	An entity controlled by Khoo Kien Hoe, the CFO and executive director of Starbox Group
VE Services	An entity controlled by Choo Teck Hong, one of the Company’s beneficial shareholders, a director of Starbox Berhad, and a sibling of Choo Keam Hui

b.	Due from a related party

Due from a related party consisted of the following:

Name	March 31 2023	September 30, 2022
VE Services	$1,682	$1,473

As of March 31, 2022, the balance of due from VE Services was commission receivable for referring payment solution services to VE Services.

c.	Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2022 ( Unaudited)	September 30, 2022
Bizguide Corporate Service Sdn Bhd	$1,409	$1,763
KH Advisory Sdn Bhd	-	5,598
	$1,409	$7,361

As of March 31, 2023 and September 30, 2022, the balance of due to related parties was the fee to be paid for secretarial and tax consulting services received.

d.	Revenue from a related party

In May 2021, the Company started to provide payment solution services to merchants by referring them to VE Services. During the six months ended March 31, 2023 and 2022, the Company referred 35 and 11 merchants to VE Services for payment processing and earned commission fees of $4,303 and $5,379, respectively, which were reported as revenue from payment solution services in the consolidated financial statements.

F-22

e.	Office lease

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424).

NOTE 9 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated under the laws of the Cayman Islands on September 13, 2021. The original authorized share capital of the Company was $50,000 divided into 500,000,000 shares, comprised of (i) 450,000,000 ordinary shares, par value $0.0001 per share, and (ii) 50,000,000 preferred shares, par value $0.0001 per share. The 50,000,000 preferred shares have not been issued. The Company issued 450,000,000 ordinary shares with par value of $0.0001 per share to its shareholders prior to the reverse split as described below.

On June 8, 2022, the Company’s shareholders approved (i) an increase in the Company’s authorized share capital from $50,000 to $999,000, divided into 888,000,000 shares, comprised of 883,000,000 ordinary shares, par value $0.001125 per share, and 5,000,000 preferred shares, par value $0.001125 per share, (ii) a reverse split of the Company’s outstanding ordinary shares at a ratio of 1-for-11.25 shares, and (iii) a reverse split of the Company’s authorized and unissued preferred shares at a ratio of 1-for-11.25 shares.

As a result of such corporate actions, (i) the number of the Company’s authorized preferred shares has been reduced from the original 50,000,000 shares to 5,000,000 shares at par value of $0.001125 per share, none of which preferred shares have been issued and outstanding and (ii) the number of authorized ordinary shares has been increased from 450,000,000 shares to 883,000,000 shares, and the number of issued and outstanding ordinary shares has been reduced from the original 450,000,000 shares to 40,000,000 shares at par value of $0.001125 per share. Unless otherwise indicated, all references to preferred shares, ordinary shares, options to purchase ordinary shares, share data, per share data, and related information have been retroactively adjusted, where applicable, to reflect the above mentioned reverse split and share capital change as if it had occurred at the beginning of the earlier period presented (see Note 1).

Initial Public Offering

On August 23, 2022, the Company’s ordinary shares commenced trading on the Nasdaq Capital Market under the symbol “STBX.” On August 25, 2022, the Company closed its initial public offering (“IPO”) of 5,375,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company raised approximately $21.5 million in gross proceeds from its IPO and underwriters’ partial exercise of the over-allotment option, before deducting underwriting discounts and other related expenses. The Company received net proceeds of approximately $18.8 million after the deduction of approximately $2.7 million of offering cost.

Underwriter Representative Warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, to purchase 350,000 ordinary shares of the Company (equal to 7% of the total number of Ordinary Shares sold in the IPO, including any shares issued upon exercise of the underwriters’ over-allotment option) (the “Representative Warrants”). These warrants have a term of five years, with an exercise price of $5.60 per share (equal to 140% of the Company’s IPO offering price of $4.00 per share). The Representative Warrants may be exercised on a cashless basis. The Representative’s Warrants are exercisable after the date of the Company completes its IPO share issuance, and will be exercisable until such warrants expire five years after the date of commencement of sales of the public offering. The Representative’s Warrants and the Ordinary Shares underlying the warrants were subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The underwriter representative and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ordinary shares underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares during the 180-day lock-up period. Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own shares. As of March 31, 2023 and September 30, 2022, the Representative’s Warrants were not exercised.

F-23

Private Placement

On October 26, 2022, the Company entered into certain subscription agreements (the “Subscription Agreements”) with four investors (the “Subscribers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended, the Company agreed to sell and the Subscribers agreed to purchase an aggregate of 9,000,000 ordinary shares of the Company at a price of $1.40 per share (the “Private Placement”). On November 3, 2022, the Company closed the Private Placement and issued and sold an aggregate of 9,000,000 ordinary shares to the Subscribers at a price of $1.40 per share for the gross proceeds of $12.60 million; the Company received net proceeds of $11.77 million after deducting the placement agent’s fees and other related offering expenses. The management of the Company has sole and absolute discretion concerning the use of the proceeds from the Private Placement.

NOTE 10 — CONCENTRATIONS AND CREDIT RISK

As of March 31, 2023 and September 30, 2022, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the six months ended March 31, 2023, one customer accounted for 43.8% of the Company’s total revenue. For the six months ended March 31, 2022, one customer accounted for approximately 19.2% of the Company’s total revenue.

As of March 31, 2023, one customer accounted for approximately 35.4% of the Company’s total accounts receivable balance. As of September 30, 2022, no customer accounted for more than 10% of the Company’s total accounts receivable.

For the six months ended March 31, 2023 and 2022, no single vendor accounted for more than 10% of the Company’s total purchases.

NOTE 11 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 12 — LEASES

Prior to August 2021, the Company had not directly entered into any office lease agreements. The lease expenses were paid by Zenapp on behalf of the Company, with an estimated amount of $4,200 for the fiscal year ended September 30, 2020, and approximately $3,850 for the period from October 2020 to August 2021. On August 20, 2021, the Company’s main operating subsidiaries in Malaysia started to lease office spaces from Zenapp, with an aggregate area of approximately 4,800 square feet, pursuant to three sub-tenancy agreements, each with a lease term from September 1, 2021 to August 31, 2023 and monthly rent of MYR10,000 (approximately $2,424). In the end of April 2022, the Company terminated the sub-tenancy agreements with Zenapp, and entered into lease agreements directly with Berjaya Steel Works Sdn Bhd and Woon Chun Yin for a term of one year from May 1, 2022 to April 30, 2023 with the monthly rent of MYR6,288, MYR6,288, and MYR6,800, respectively (approximately $1,460, $1,460, and $1,580, respectively). There was no penalty for the early termination of the sub-tenancy agreements. The sub-tenancy agreements with Woon Chun Yin may be renewed for successive two-year terms. In April 2023, the Company renewed the office lease agreement for additional two years with a lease maturity date in April 2025.

F-24

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	March 31, 2023	September 30, 2022
	(Unaudited)
Operating lease right-of-use assets	$51,627	$49,145
Right-of-use assets - accumulated amortization	(15,116)	(6,571)
Right-of-use assets, net	$36,511	$42,574

Operating lease liabilities – current	$17,052	$15,833
Operating lease liabilities – non-current	19,459	26,741
Total operating lease liabilities	$36,511	$42,574

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2023 and September 30, 2022:

	March 31, 2023	September 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term	2.00 years	2.50 years
Weighted average discount rate *	5%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

During the six months ended March 31, 2023 and 2022, the Company incurred total ASC 842 operating lease expenses of $40,800 and $nil, respectively.

As of March 31, 2023, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2024	$18,491
2025	18,491
2026	1,541
Total future minimum lease payments	38,523
Less: imputed interest	2,012
Total	$36,511

NOTE 13 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

F-25

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including digital advertising services, cash rebate services, payment solution services, and licensing income from software development services.

Revenue by service categories

The following tables present summary information by segment for the six months ended March 31, 2023 and 2022, respectively:

		For the Six Months Ended March 31, 2023 (Unaudited)
	Cash rebate services	Digital advertising services	Payment solution services	Software licensing	Total
Revenue	$10,621	$2,220,794	$4,303	$1,740,472	$3,976,190
Operating costs	518,932	874,384	107,662	495,914	1,996,892
Income (loss) from operations	(508,310)	1,346,409	(103,359)	1,244,558	1,979,298
Income tax expense	297,750	329,971	-	-	627,721
Net income (loss)	(804,850)	1,024,023	(103,349)	1,248,672	1,364,497
Capital expenditure	$11,598	$1,585	$-	$17,864,000	$17,877,183
Total assets	$4,667,996	$7,468,304	$41,875	$27,557,561	$39,735,736

		For the Six Months Ended March 31, 2022 (Unaudited)
	Cash rebate services	Digital advertising services	Payment solution services	Software licensing	Total
Revenue	$5,552	$2,911,482	$5,379	$-	$2,922,413
Operating costs	246,935	697,665	58,773	-	1,003,373
Income (loss) from operations	(241,383)	2,213,817	(53,394)	-	1,919,040
Income tax expense	-	663,224	-	-	663,224
Net income (loss)	(241,180)	1,550,593	(53,394)	-	1,256,019
Capital expenditure	$406,117	$224,578	$736	$-	$631,431
Total assets	$1,022,174	$5,244,880	$136,640	-	$6,403,694

NOTE 14 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On June 26, 2023, Starbox Group, as the issuer, and its wholly owned subsidiary, Starbox Global, as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty Ltd”), as the target company.

F-26

Pursuant to the Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox Group with an aggregate value of $52,530,000 (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares will be issued on September 1, 2023, subject to the satisfaction by the One Eighty Shareholders of their obligations under the Share Purchase Agreement.

The following condensed unaudited pro forma consolidated results of operations for the Company for the six months ended March 31, 2023 and 2022 present the results of operations of the Company and One Eight Ltd as if the acquisitions occurred on October 1, 2022 and 2021, respectively.

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

For the Six Months Ended March 31, 2023
(Unaudited)
Revenue	$6,761,638
Operating costs and expenses	3,578,472
Income from operations	3,183,166
Other income	30,720
Income tax expenses	941,824
Net income	2,272,062
Less: net income attributable to non-controlling interests	444,707
Net income attributable to Starbox Group Holdings Ltd.	$1,827,355

For the Six Months Ended March 31, 2022
(Unaudited)
Revenue	$5,017,001
Operating costs and expenses	2,944,260
Income from operations	2,072,741
Other income	16,259
Income tax expenses	726,035
Net income	1,362,965
Less: net income attributable to non-controlling interests	52,404
Net income attributable to Starbox Group Holdings Ltd.	$1,310,561

Effective on August 17, 2023, Starbox Rebates Sdn. Bhd. changed its name to Starbox Technologies Sdn. Bhd.

F-27

ONE EIGHTY HOLDINGS LTD. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report

The Board of Directors

One Eighty Holdings Ltd.:

Opinion

We have audited the consolidated financial statements of One Eighty Holdings Ltd. and its subsidiaries (the “Company”), which comprise the balance sheets as of September 30, 2022 and 2021, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the two years ended September 30, 2022 and 2021, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects. the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the two fiscal years ended September 30, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS and Government Auditing Standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS and Government Auditing Standards, we

●	Exercise professional judgment and maintain professional skepticism throughout the audit;
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements;
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed;

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements; and
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ YCM CPA, Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

August 29, 2023

F-28

ONE EIGHTY HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	AS OF SEPTEMBER 30,
	2022	2021
ASSETS

CURRENT ASSETS
Cash	$783,282	$709,997
Accounts receivable	3,001,187	867,362
Deposit and prepayments	218,725	121,225
Short-term investment	126,464	20,233
Due from related parties	348,529	216,261

Total current assets	4,478,187	1,935,078

NONCURRENT ASSETS
Right-of-use assets, net	2,907	4,284
Property, plant, and equipment, net	2,587,890	2,997,086
Long-term investment	215,700	477,600
Deferred tax assets, net	43,785	219,402

Total noncurrent assets	2,850,282	3,698,372

TOTAL ASSETS	$7,328,469	$5,633,450

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$233,813	$177,864
Customer deposits	404,462	241,026
Accrued liabilities and other payables	346,173	249,485
Taxes payable	567,870	124,807
Due to related parties	312,740	100,342
Lease liability	1,011	1,065

Total current liabilities	1,866,069	894,589

NONCURRENT LIABILITIES
Lease liability	1,896	3,219
Loan payables	2,254,535	2,674,052

Total noncurrent liabilities	2,256,431	2,677,271

TOTAL LIABILITIES	4,122,500	3,571,860

SHAREHOLDERS’ EQUITY
Paid in capital	336,055	336,055
Retained earnings	3,552,218	1,814,622
Accumulated other comprehensive loss	(391,929)	(89,087)
Less: dividend	(290,375)	-

TOTAL SHAREHOLDERS’ EQUITY	3,205,969	2,061,590

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,328,469	$5,633,450

The accompanying notes are an integral part of these consolidated financial statements.

F-29

ONE EIGHTY HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
	2022	2021

Revenue	$6,173,897	$2,842,669

Cost of revenue	2,881,286	2,364,705

Gross profit	3,292,611	477,964

Operating expenses
Selling	429,681	371,325
General and administrative	667,098	595,654

Total operating expenses	1,096,779	966,979

Income (loss) from operations	2,195,832	(489,015)

Other income
Interest income	50,593	47,974
Other income	49,830	39,913

Total other income	100,423	87,887

Income (loss) before income tax	2,296,255	(401,128)

Income tax expense (benefit)	558,659	(64,298)

Net income (loss)	1,737,596	(336,830)

Other comprehensive income (loss)
Foreign currency translation loss	(302,842)	(12,036)

Comprehensive income (loss)	$1,434,754	$(348,866)

The accompanying notes are an integral part of these consolidated financial statements.

F-30

ONE EIGHTY HOLDINGS LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2022 and 2021

		Accumulated
		other		Total
	Paid in	comprehensive	Retained	shareholders’
	capital	loss	earnings	equity

Balance at September 30, 2020	$336,055	$(77,051)	$2,151,452	$2,410,456

Net loss	-	-	(336,830)	(336,830)

Foreign currency translation loss	-	(12,036)	-	(12,036)

Balance at September 30, 2021	336,055	(89,087)	1,814,622	2,061,590

Net income	-	-	1,737,596	1,737,596

Dividend paid	-	-	(290,375)	(290,375)

Foreign currency translation loss	-	(302,842)	-	(302,842)

Balance at September 30, 2022	$336,055	$(391,929)	$3,261,843	$3,205,969

The accompanying notes are an integral part of these consolidated financial statements.

F-31

ONE EIGHTY HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,737,596	$(336,830)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	125,965	136,039
Change in deferred tax	166,274	(63,871)
Operating lease expense	1,221	1,274
Changes in operating assets and liabilities:
Accounts receivable	(2,388,401)	591,463
Deposit and prepayments	(117,633)	(44,400)
Accounts payable	78,786	(164,672)
Customer deposits	201,123	241,687
Taxes payable	490,163	(142,043)
Accrued liabilities and other payables	130,117	24,577
Payment of lease liability	(1,221)	(1,274)

Net cash provided by operating activities	423,990	241,950

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of fixed assets	2,493	-
Purchase of fixed assets	-	(4,312)

Net cash used in investing activities	2,493	(4,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(173,225)	(165,994)
Fixed deposit in bank	115,786	(505,338)
Proceeds from related parties	239,197	62,752
Repayment to related parties	(164,976)	-
Dividend paid	(290,375)	-

Net cash used in financing activities	(273,594)	(608,580)

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(79,604)	(2,146)

NET INCREASE IN CASH & EQUIVALENTS	73,285	(373,087)

CASH & EQUIVALENTS, BEGINNING OF YEAR	709,997	1,083,084

CASH & EQUIVALENTS, END OF YEAR	$783,282	$709,997
		0
Supplemental Cash Flow Data:
Income tax paid	$19,590	$28,927
Interest paid	$130,335	$98,053

The accompanying notes are an integral part of these consolidated financial statements.

F-32

ONE EIGHTY HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022 AND 2021

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization

On October 17, 2022, One Eighty Holdings Ltd. (“One Eighty Ltd”) was incorporated as an exempted company under the laws of the Cayman Islands by its then sole shareholder. One Eighty Ltd is not engaged in any active business operations and is merely acting as a holding company.

One Eighty Holdings Sdn. Bhd. (“One Eighty Holdings”) was incorporated as a private limited company under the laws of Malaysia on October 14, 2022 by the same sole shareholder. One Eighty Holdings is currently not engaged in any active business operations and is merely acting as a holding company.

180 Degrees Brandcom Sdn. Bhd. (“180 Degrees”), owned by the same shareholder, was formed in Kuala Lumpur, Malaysia, on March 28, 2013 to provide digital marketing, advertising consulting, and design services to business clients.

Media Elements Sdn. Bhd. (“Media Elements”), owned by the same shareholder, was formed in Kuala Lumpur, Malaysia, on October 4, 2002 to provide online and offline advertisement, social media, and big data management services to business clients.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on May 10, 2023.

The reorganization involved (i) the transfer of 100% of the equity interests in 180 Degrees and Media Elements to One Eighty Holdings on April 7, 2023, and (ii) the transfer of 100% of the equity interests in One Eighty Holdings to One Eighty Ltd on May 10, 2023.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled all these entities before and after the Reorganization. The consolidation of One Eighty Ltd and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of inter-company transactions.

Business

One Eighty Ltd and its wholly-owned subsidiaries (the “Company”) provide tech-enabled digital marketing and branding services in Southeast Asia. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of One Eighty Holdings and its wholly owned subsidiaries 180 Degrees and Media Elements. All inter-company balances and transactions are eliminated upon consolidation.

F-33

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment assets, the impairment of long-lived assets, realization of deferred tax assets, management of right-of-use assets, and lease liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Company believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic has adversely affected the Company’s business operations. Specifically, prior to April 1, 2022, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of the Company’s offline merchants. As a result, the Company incurred a net loss of $0.34 million for the fiscal year ended September 30, 2021. However, business in Malaysia has gradually resumed since April 1, 2022, the Company’s revenue increased significantly from fiscal year 2021 to fiscal year 2022, and the Company generated net income of $1.7 million for the fiscal year ended September 30, 2022.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of September 30, 2022 and 2021, the Company had a cash balance of $783,282 and $709,997, respectively, of which, $451,626 and $340,939 was not covered by such insurance, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $126,464 and $20,233 cash equivalents as of September 30, 2022 and 2021, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2022 and 2021, there was no allowance for doubtful accounts recorded as the Company considers all of the outstanding accounts receivable fully collectible.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Equipment and furniture	4 to 10 years
Property	50 years

F-34

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income (expenses).

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2022 and 2021.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, prepaid expenses and other current assets, advance from customers, taxes payable, due to a related party, and accrued expenses and other current liabilities approximated the fair value of the respective assets and liabilities as of September 30, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for One Eighty Holdings, 180 Degrees, and Media Elements is Malaysian Ringgit (“MYR”). The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2022	September 30, 2021
Year-end spot rate	US$1=MYR4.6359	US$1=MYR4.1870
Average rate	US$1=MYR4.3041	US$1=MYR4.1249

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in MYR to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

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Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from advertising and brand-building related consulting services (“creative income”)

The Company’s advertising service revenue is derived principally from advertising and brand-building service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s agreements with customers are fixed-price agreements, and the service fee depends on job scope and complexity of each project. It normally takes a few months to one-year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer accepted proposal and solutions.

Each of the service promises in an advertising and brand-building related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once customers accept the final deliverables, which marks the completion of the agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

Revenue from photograph, commercial video and audio recording, and production services (“production income”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating ads in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographer, videographer, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineer) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production edit, and the delivery of final quality product to customers to satisfy their ultimate advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph and commercial video or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation at the point when the services are rendered and the photograph, video, and audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

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Revenue from marketing and promotional campaign services

The Company assists merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaign, normally within shopping malls. The Company’s services include providing the sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients for equipment rental, advising the clients for site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Revenue from social media management services

The Company provides social media account management services to achieve the target impression requested by clients, assisting in monitoring clients’ media account deductions and payments, assisting clients in targeting specific audiences at specific times, and notifying clients of media account impressions and balances. The Company charges a fixed service fee based on the service scope. The service term duration is usually a few months. Once customers accepted the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. These management services are identified as a single performance obligation. The Company allocates contract price to such single performance obligation over the period, and revenue is recognized over the service period on a monthly basis when the services are rendered to customers for that month.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Revenue from marketing material printing services

The Company provides printing services to customers, including printing of marketing posters, flyers, brochures, marketing catalogs, and retail point-of-sale and promotional materials. The agreement with customers for such printing services specifies the related service fees and payment terms. The only performance obligation for such services is to deliver the printed products to customers. Once customers accepted the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. Revenue from printing service is recognized at the point when the printed products are delivered to the customers.

The Company outsources most of the printing job to external printing companies, but the Company still acts as the principal for such services and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party printing companies to complete the printing job, and bears the risk for services that are not fully paid for by customers.

Revenue from media agency services

The Company sells media companies’ advertising space to customers on behalf of the media companies. Media channels booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs an agency agreement with media companies’ owners for selling their advertising space to merchant customers with advertising needs. The Company’s performance obligations include referring the merchant customer to the corresponding media company and getting paid from the media company a referral fee or commission at a pre-determined rate negotiated with the media company, which is a rate based on the advertising amount purchased or spent by the merchant customers. Revenue is recognized at the point when the merchant customer posted their advertisement on the media channel.

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The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Disaggregation of revenue

The Company disaggregates its revenue by service types into six revenue streams, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s revenue streams for the fiscal years ended September 30, 2022 and 2021 is as follows:

	2022	2021

Creative income	$3,483,215	$981,171
Production income	1,754,979	718,380
Promotional campaign services	635,830	931,637
Social media management income	106,145	26,898
Printing income	11,323	-
Media agency income	182,405	184,583

Total operating revenue	$6,173,897	$2,842,669

Operating leases

On October 1, 2020, the Company adopted Accounting Standards Updates (“ASU”) 2016-02, Leases (Topic 842), as amended (“ASC 842”), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of 12 months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease.

The Company used a modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of September 30, 2022 and 2021.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

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An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended September 30, 2022 and 2021. The Company does not believe there was any uncertain tax provision as of September 30, 2022 and 2021.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended September 30, 2022 and 2021. The Company’s income tax returns of its Malaysian subsidiaries filed for the fiscal years ended on September 30, 2017 and thereafter are subject to examination by the relevant taxing authorities.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 as an advertising service provider. Service taxes amounted to $321,696 and $304,751 for the fiscal years ended September 30, 2022 and 2021, respectively, and were recorded as a deduction against the Company’s gross revenue.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

Recently adopted accounting pronouncements

In December 2020, the FASB issued ASU 2020-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2020-12”). ASU 2020-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2020-12 is effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years, with early adoption permitted. The adoption of the new guidance did not have a significant impact on the Company’s consolidated financial statements.

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Recent accounting pronouncements not yet adopted

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	September 30, 2022	September 30, 2021
Accounts receivable	$3,001,188	$867,362
Less: allowance for doubtful account	-	-
Accounts receivable, net	$3,001,188	$867,362

Approximately 73% and 99% of accounts receivable balance as of September 30, 2022 and 2021 has been collected as of the date of this report, respectively. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2022	Subsequent collection	% of subsequent collection
From 1 to 3 months	$2,350,119	$1,592,583	68%
From 4 to 6months	640,895	600,305	94%
Over 6 months	10,174	1,984	20%
Total gross accounts receivable	3,001,188	2,194,872	73%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$3,001,188	$2,194,872	73%

Accounts receivable by aging bucket	Balance as of September 30, 2021	Subsequent collection	% of subsequent collection
From 1 to 3 months	$555,561	$555,561	100%
From 4 to 6months	146,825	146,825	100%
Over 6 months	164,976	153,714	93%
Total gross accounts receivable	867,362	856,100	99%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$867,362	$856,100	99%

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NOTE 4 — DEPOSIT AND PREPAYMENTS

Deposit and prepayments consisted of the following:

	September 30, 2022	September 30, 2021
Deposit and prepayments
Advance to suppliers	$141,418	$12,298
Deposit	-	-
Prepaid expense	77,189	14,242
Prepaid tax		94,685
Other	118	-
Less: allowance for doubtful account	-	-
Total prepayments	$218,725	$121,225

As of September 30, 2022 and 2021, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments fully realizable.

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2022	September 30, 2021
Equipment and furniture	$540,514	$632,982
Property and land	3,306,628	3,661,141
Less: accumulated depreciation	(1,259,252)	(1,297,037)
Property and equipment, net	$2,587,890	$2,997,086

Depreciation expenses were $125,965 and $136,039 for the fiscal years ended September 30, 2022 and 2021, respectively.

NOTE 6 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables, consisted of the following:

	September 30, 2022	September 30, 2021
Accrued payroll	$31,615	$33,777
Other accrual	10,456	8,087
Service payable	287,889	100,405
Other payable	16,213	107,216
Accrued liabilities and other payables	$346,173	$249,485

Service payable represented the advertisement fee the Company collects on behalf of the media companies for customers posting the advertisement on their media channels. The Company submits the advertisement fee to media companies within a short period of time when the Company receives service statement and invoice from the media companies.

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NOTE 7 — LOAN PAYABLES

The Company had the following loans at September 30, 2022 and 2021:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance at September 30, 2022	Balance at September 30, 2021
CIMB BANK BERHAD	5/23/2014	$591,178	BLR*-2.10%	240 months	Real property loan	$458,428	$568,641
	5/23/2014	188,735	BLR*-2.10%	240 months	Real property loan	154,183	209,131
Hong Leong Islamic Bank	2/26/2019	229,505	IFR**-2.55%	216 months	Real property loan	198,679	227,977
	2/26/2019	235,544	IFR**-2.55%	216 months	Real property loan	203,823	233,889
	2/26/2019	439,165	IFR**-2.55%	216 months	Real property loan	379,814	435,858
	2/26/2019	319,236	IFR**-2.55%	216 months	Real property loan	274,569	317,072
	2/26/2019	510,993	IFR**-2.55%	216 months	Real property loan	441,908	507,121
Hong Leong Islamic Bank	4/23/2020	215,700	3.50%	66 months	Working capital	143,131	174,363
Total		$2,730,056				$2,254,535	$2,674,052

*	Base lending rate
**	Islamic financing rate

As of September 30, 2022, the future minimum loan payments to be paid by the year are as follows:

12 months ending September 30,	Loan payment
2023	$248,316
2024	248,316
2025	248,316
2026	248,316
2027	248,316
Thereafter	1,682,532
Total future minimum loan payments	2,924,112
Less: imputed interest	(669,577)
Present value of loan liabilities	$2,254,535

The Company recorded interest expenses of $179,388 and $76,714 during the fiscal years ended September 30, 2022 and 2021, respectively.

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NOTE 8 — TAXES

a. Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Malaysia

180 Degrees and Media Elements are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the fiscal years ended September 30, 2022 and 2021, with the remaining balance being taxed at the 24% rate. For the fiscal years ended September 30, 2022 and 2021, the tax saving as the result of the favorable tax rates and tax exemption amounted to $18,369 and $8,179, respectively.

The components of the income tax provision were as follows:

	For the fiscal years ended September 30,
	2022	2021
Current income tax provision
Cayman Island	$-	$-
Malaysia	539,033	1,157
Subtotal	539,033	1,157

Deferred income tax provision
Cayman Island	$-	$-
Malaysia	19,626	(65,455)
Subtotal	19,626	(65,455)
Total income tax provision	$558,659	$(64,298)

Reconciliation of the differences between the income tax provision computed based on Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the fiscal years ended September 30, 2022 and 2021, respectively, were as follows:

	For the fiscal years ended September 30,
	2022	2021
Income tax provision computed based on Malaysia unified income tax statutory rate	$540,078	$(98,721)
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	(16,029)	(476)
Expenses not deductible for tax purposes	34,610	34,899

Actual income tax expense (benefit)	$558,659	$(64,298)

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Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of September 30,
	2022	2021

Deferred tax assets derived from net operating loss carry forwards	$-	$206,450
Unabsorbed capital allowances	-	17,253
Depreciation of property & equipment	(3,400)	(4,301)
Deferred revenue	47,185	-

Deferred tax assets	$43,785	$219,402

b. Taxes payable

Taxes payable consisted of the following:

	September 30, 2022	September 30, 2021
Income tax payable	$320,386	$10,862
Service tax payable	247,484	113,945
Total	$567,870	$124,807

NOTE 9 — RELATED PARTY TRANSACTIONS

a. Name of related parties

Name of Related Party	Relationship to the Company
Chan Chee Hong	Director, chief executive officer, and shareholder of the Company
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming
Expertliner Sdn Bhd	An entity controlled by Chan Chee Hong
Milestone International Sdn Bhd	An entity controlled by Chan Chee Hong

b. Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2022	September 30, 2021
Chan Chee Hong	$-	$84,932
Chan Foong Ming	231,302	16,567
Expertliner Sdn Bhd	2,015	14
Infinity Elements Sdn Bhd	102,931	114,748
Milestone International Sdn Bhd	12,281	-
Total	348,529	216,261

c. Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2022	September 30, 2021
180 Degrees Strategic Communications Sdn Bhd	$161,659	$98,324
181 Degree Holding Sdn Bhd	12,148	2,018
Chan Chee Hong	138,933	-
Total	312,740	100,342

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NOTE 10 — CONCENTRATIONS AND CREDIT RISK

As of September 30, 2022 and 2021, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the fiscal year ended September 30, 2022, one major customer accounted for 17% of the Company’s total revenue. For the fiscal year ended September 30, 2021, three major customers accounted 27%, 13%, and 11% of the Company’s total revenue, respectively.

As of September 30, 2022, four major customers accounted 16%, 16%, 10%, and 10% of the Company’s total accounts receivable balance, respectively. As of September 30, 2021, two customers accounted for approximately 36%, and 14% of the Company’s total accounts receivable balance, respectively.

For the fiscal year ended September 30, 2022, no major vendors accounted for more than 10% of the Company’s total purchases. For the fiscal year ended September 30, 2021, one major vendor accounted for 10% of the Company’s total purchases.

As of September 30, 2022, three major vendors accounted 25%, 16%, and 10% of the Company’s total accounts payable balance, respectively. As of September 30, 2021, two major vendors accounted for 15% and 14% of the Company’s total accounts payable, respectively.

NOTE 11 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the fiscal years ended September 30, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

NOTE 12 — LEASES

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	September 30, 2022	September 30, 2021
Operating lease right-of-use assets	$5,027	$5,566
Right-of-use assets - accumulated amortization	(2,120)	(1,282)
Right-of-use assets, net	$2,907	$4,284

Operating lease liabilities – current	$1,011	$1,065
Operating lease liabilities – non-current	1,896	3,219
Total operating lease liabilities	$2,907	$4,284

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of September 30, 2022 and 2021:

	September 30, 2022	September 30, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.67 years	3.67 years
Weighted average discount rate *	5%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

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During the fiscal years ended September 30, 2022 and 2021, the Company incurred total ASC 842 operating lease expenses of $1,221 and $1,274, respectively.

As of September 30, 2022, the maturities of operating lease liabilities were as follows:

12 months ending September 30,	Lease payment
2023	$1,134
2024	1,134
2025	753
Total future minimum lease payments	3,118
Less: imputed interest	211
Total	$2,907

NOTE 13 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On June 26, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (“Starbox”), as the issuer, and its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the Sale Shares, Starbox agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox with an aggregate value of $52,530,000 (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares will be issued on September 1, 2023, subject to the satisfaction by the One Eighty Shareholders of their obligations under the Share Purchase Agreement.

The following condensed unaudited pro forma consolidated results of operations for the Company for the fiscal years ended September 30, 2022 and 2021 present the results of operations of the Company and Starbox as if the acquisitions occurred on October 1, 2021 and 2020, respectively.

The pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisitions been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results.

For the Year Ended September 30, 2022
(Unaudited)
Revenue	$13,368,084
Operating costs and expenses	6,221,815
Income from operations	7,146,269
Other income	159,800
Income tax expense	1,966,108
Net income	5,339,961
Less: net income attributable to non-controlling interests	851,422
Net income attributable to Starbox Group Holdings Ltd.	$4,488,539

For the Year Ended September 30, 2021
(Unaudited)
Revenue	$6,008,897
Operating costs and expenses	4,358,023
Income from operations	1,650,874
Other income	88,053
Income tax expense	628,107
Net income	1,110,820
Less: net loss attributable to non-controlling interests	(165,047)
Net income attributable to Starbox Group Holdings Ltd.	$1,275,867

F-46

ONE EIGHTY HOLDINGS LTD.

CONDESED CONSOLIDATED BALANCE SHEETS

	AS OF MARCH 31, 2023	AS OF SEPTEMBER 30, 2022
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,434,174	$783,282
Accounts receivable	2,763,511	3,001,187
Deposit and prepayments	775,381	218,725
Short-term investment	132,855	126,464
Due from related parties	94,493	348,529

Total current assets	5,200,414	4,478,187

NONCURRENT ASSETS
Right-of-use asset, net	2,530	2,907
Property, plant, and equipment, net	2,693,177	2,587,890
Long-term investment	226,600	215,700
Deferred tax assets, net	44,387	43,785

Total noncurrent assets	2,966,694	2,850,282

TOTAL ASSETS	$8,167,108	$7,328,469

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$146,221	$233,813
Customer deposits	368,422	404,462
Accrued liabilities and other payables	483,564	346,173
Taxes payable	253,817	567,870
Due to related parties	334,031	312,740
Lease liability	1,063	1,011

Total current liabilities	1,587,118	1,866,069

NONCURRENT LIABILITIES
Lease liability	1,467	1,896
Loan payables	2,289,569	2,254,535

Total noncurrent liabilities	2,291,036	2,256,431

TOTAL LIABILITIES	3,878,154	4,122,500

SHAREHOLDERS’ EQUITY
Paid in capital	336,055	336,055
Retained earnings	4,459,783	3,552,218
Accumulated other comprehensive loss	(506,884)	(391,929)
Less: dividend	-	(290,375)

TOTAL SHAREHOLDERS’ EQUITY	4,288,954	3,205,969

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,167,108	$7,328,469

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-47

ONE EIGHTY HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	FOR THE SIX MONTHS ENDED MARCH 31,
	2023	2022

Revenue	$2,785,448	$2,094,588

Cost of revenue	981,479	954,434

Gross profit	1,803,969	1,140,154

Operating expenses
Selling	277,200	675,736
General and administrative	322,901	310,717

Total operating expenses	600,101	986,453

Income from operations	1,203,868	153,701

Other income
Interest income	2,247	1,827
Other income	15,553	14,229

Total other income	17,800	16,056

Income before income tax	1,221,668	169,757

Income tax expense	314,103	62,811

Net income	907,565	106,946

Other comprehensive income
Foreign currency translation income (loss)	175,420	(7,264)

Comprehensive income	$1,082,985	$99,682

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-48

ONE EIGHTY HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED MARCH 31, 2023 and 2022

	Paid in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at October 1, 2022	$336,055	$(391,929)	$3,261,843	$3,205,969

Net income	-	-	907,565	907,565

Foreign currency translation gain	-	175,420	-	175,420

Balance at March 31, 2023	$336,055	$(216,509)	$4,169,408	$4,288,954

	Paid in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at October 1, 2021	$336,055	$(89,087)	$1,814,622	$2,061,590

Net income	-	-	106,946	106,946

Foreign currency translation loss	-	(7,264)	-	(7,264)

Balance at March 31, 2022	$336,055	$(96,351)	$1,921,568	$2,161,272

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-49

ONE EIGHTY HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE SIX MONTHS ENDED MARCH 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$907,565	$106,946
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	42,101	46,494
Change in deferred tax	1,589	(4,153)
Operating lease expense	1,174	1,255
Changes in operating and liabilities:
Accounts receivable	383,664	(302,439)
Deposit and prepayments	(537,657)	(227,262)
Accounts payable	(97,960)	144,562
Customer deposits	(55,656)	440,086
Taxes payable	(337,758)	28,969
Accrued liabilities and other payables	118,152	(21,542)
Lease liability	(1,174)	(1,255)

Net cash provided by operating activities	424,040	211,661

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(16,985)	(12,782)

Net cash (used in) investing activities	(16,985)	(12,782)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(77,745)	(35,510)
Proceeds from related parties	273,099	281,094

Net cash provided by financing activities	195,354	245,584

EFFECT OF EXCHANGE RATE CHANGE ON CASH	48,483	(3,869)

NET INCREASE IN CASH EQUIVALENTS	650,892	440,594

CASH AND EQUIVALENTS, BEGINNING OF PERIOD	783,282	709,997

CASH AND EQUIVALENTS, END OF PERIOD	$1,434,174	$1,150,591
	-
Supplemental Cash Flow Data:
Income tax paid	$1,203,636	$15,667
Interest paid	$50,982	$95,088

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-50

ONE EIGHTY HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023 (UNAUDITED) AND SEPTEMBER 30, 2022

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization

On October 17, 2022, One Eighty Holdings Ltd. (“One Eighty Ltd”) was incorporated as an exempted company under the laws of the Cayman Islands by its then sole shareholder. One Eighty Ltd is not engaged in any active business operations and is merely acting as a holding company.

One Eighty Holdings Sdn. Bhd. (“One Eighty Holdings”) was incorporated as a private limited company under the laws of Malaysia on October 14, 2022 by the same sole shareholder. One Eighty Holdings is currently not engaged in any active business operations and is merely acting as a holding company.

180 Degrees Brandcom Sdn. Bhd. (“180 Degrees”), owned by the same shareholder, was formed in Kuala Lumpur, Malaysia, on March 28, 2013 to provide digital marketing, advertising consulting, and design services to business clients.

Media Elements Sdn. Bhd. (“Media Elements”), owned by the same shareholder, was formed in Kuala Lumpur, Malaysia, on October 4, 2002 to provide online and offline advertisement, social media, and big data management services to business clients.

Reorganization

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on May 10, 2023.

The reorganization involved (i) the transfer of 100% of the equity interests in 180 Degrees and Media Elements to One Eighty Holdings on April 7, 2023, and (ii) the transfer of 100% of the equity interests in One Eighty Holdings to One Eighty Ltd on May 10, 2023.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controlled all these entities before and after the Reorganization. The consolidation of One Eighty Ltd and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of inter-company transactions.

Business

One Eighty Ltd and its wholly-owned subsidiaries (the “Company”) provide tech-enabled digital marketing and branding services in Southeast Asia. The Company’s current principal operations and geographic markets are substantially located in Malaysia.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of One Eighty Holdings and its wholly owned subsidiaries 180 Degrees and Media Elements. All inter-company balances and transactions are eliminated upon consolidation.

F-51

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, useful lives of property and equipment assets, the impairment of long-lived assets, realization of deferred tax assets, management of right-of-use assets, and lease liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The main operations of the Company are located in Malaysia. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in political, economic, social, regulatory, and legal environments in Malaysia, as well as by the general state of the economy in Malaysia. The Company believes that it complies with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition, and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The COVID-19 pandemic has adversely affected the Company’s business operations. Specifically, prior to April 1, 2022, significant governmental measures implemented by the Malaysian government, including various stages of lockdowns, closures, quarantines, and travel bans, led to the store closure of some of the Company’s offline merchants. As a result, the Company generated net income of $0.11 million for the six months ended March 31, 2022. However, business in Malaysia has gradually resumed since April 1, 2022, the Company’s revenue increased significantly for the six months ended March 31, 2023, and the Company generated net income of $0.91 million for the six months ended March 31, 2023.

Cash and Cash Equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in Malaysia. Cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. The maximum insurance coverage limit is MYR250,000 ($60,000) per bank account. As of March 31, 2023 and September 30, 2022, the Company had a cash balance of $1,434,174 and $783,282, respectively, of which, $1,002,046 and $451,626 was not covered by such insurance, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $132,855 and $126,464 cash equivalents as of March 31, 2023 and September 30, 2022, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and the best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and September 30, 2022, there was no allowance for doubtful accounts recorded as the Company considers all of the outstanding accounts receivable fully collectible.

F-52

Investments

Investments with original maturities of 91 days to one year are considered short-term investments; investments with original maturities of more than one year are classified as long-term investments. The investments are carried at cost with interest earned, which approximates fair value.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Equipment and furniture	4 to 10 years
Property	50 years

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income (expenses).

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated future undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2023 and September 30, 2022.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, prepaid expenses and other current assets, advance from customers, taxes payable, due to a related party, and accrued expenses and other current liabilities approximated the fair value of the respective assets and liabilities as of March 31, 2023 and September 30, 2022 based upon the short-term nature of the assets and liabilities.

Foreign currency translation

The functional currency for One Eighty Holdings, 180 Degrees, and Media Elements is Malaysian Ringgit (“MYR”). The Company’s consolidated financial statements have been translated into and reported in US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

F-53

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2023	September 30, 2022
Spot rate	US$1=MYR4.4131	US$1=MYR4.6359
Average rate	US$1=MYR4.4783	US$1=MYR4.3041

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in MYR to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from advertising and brand-building related consulting services (“creative income”)

The Company’s advertising service revenue is derived principally from advertising and brand-building service agreements with customers, pursuant to which the Company provides creative ideas, strategies, proposals, and solutions to customers for advertising and brand positioning, helping them create appropriate advertising languages or images, identifying appropriate communication media channels, incorporating advertising and brand promotion strategies into their marketing plans, and recommending and coordinating the customers with relevant media channels for advertisement display or broadcasting. The Company’s agreements with customers are fixed-price agreements, and the service fee depends on job scope and complexity of each project. It normally takes a few months to one-year to complete a project, including market research, advertisement idea conceptualization, brand positioning proposals, and final delivery of customer accepted proposal and solutions.

Each of the service promises in an advertising and brand-building related consulting service agreement is not distinct in the context because they are the inputs to deliver the combined output. Therefore, these performance obligations are identified as a combined single performance obligation. Once customers accept the final deliverables, which marks the completion of the agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation over the service period. Revenue from such services is recognized over the period. Advances or deposits from customers are deferred first and then recognized as revenue until the completion of the service.

The Company is acting as a principal in these transactions and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has discretion in establishing prices, and is responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk.

F-54

Revenue from photograph, commercial video and audio recording, and production services (“production income”)

The Company signs fixed-price agreements with customers who already have their own concept or ideas for the commercial photo, video, and audio, but need professionals and talents to help turn their unique vision, voice, and expression into displayable and captivating ads in photograph, video, or audio format. The Company’s performance obligations include identifying, organizing, and coordinating with professional teams (including qualified photographer, videographer, film directors, actors or models, commercial voiceover talents, stylists, makeup artists, editors, video and audio engineers, and music mixing engineer) to perform such services, shooting location rental, equipment and transportation vehicle rental, developing the script for the dialog for photographing and video and audio recording, post production edit, and the delivery of final quality product to customers to satisfy their ultimate advertising needs. As a result of these combined performance obligations, the Company delivers the final photograph and commercial video or audio recording outputs to customers when the related services are rendered. These services are not distinct in the context of the service agreements because they are the inputs to deliver the combined output to the customers. The agreement with customers for such photograph, commercial video and audio recording, and production services specifies the service fees, payment terms, work scope, and arrangements. Once customers accept the final deliverables, which marks the completion of the agreement, there are no future obligations and no rights of refund. The Company allocates contract price to such single performance obligation at the point when the services are rendered and the photograph, video, and audio recording products are delivered to customers. Revenue is recognized at the point when the final products are delivered to customers and are accepted by them.

The Company is acting as a principal and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party professional teams to complete the advertising production job, and bears the risk for services that are not fully paid for by customers.

Revenue from marketing and promotional campaign services

The Company assists merchants to plan, arrange, and execute seasonal on-the-ground sales and promotional campaign, normally within shopping malls. The Company’s services include providing the sales campaign proposals, coordinating with shopping mall owners for location rental, assisting merchant clients for equipment rental, advising the clients for site layout arrangements and decorations, and providing product display strategies. The Company considers these a single performance obligation. It usually takes a few days to a few weeks from the preparation of the marketing and sales campaign event to the execution. The service agreement with a merchant client is a fixed-price agreement, and the Company is entitled to receive the payment when the related services are rendered. Contract price is allocated to one single performance obligation upon rendering the services. Revenue is recognized at the point when the marketing and promotion event is organized and related services are performed.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

Revenue from social media management services

The Company provides social media account management services to achieve the target impression requested by clients, assisting in monitoring clients’ media account deductions and payments, assisting clients in targeting specific audiences at specific times, and notifying clients of media account impressions and balances. The Company charges a fixed service fee based on the service scope. The service term duration is usually a few months. Once customers accepted the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. These management services are identified as a single performance obligation. The Company allocates contract price to such single performance obligation over the period, and revenue is recognized over the service period on a monthly basis when the services are rendered to customers for that month.

The Company is acting as a principal for such service and records revenue earned and costs incurred related to these services on a gross basis, because the Company has latitude in establishing prices, and is responsible for fulfilling the promise and providing customers with the specified services.

F-55

Revenue from marketing material printing services

The Company provides printing services to customers, including printing of marketing posters, flyers, brochures, marketing catalogs, and retail point-of-sale and promotional materials. The agreement with customers for such printing services specifies the related service fees and payment terms. The only performance obligation for such services is to deliver the printed products to customers. Once customers accepted the final deliverables, which marks the completion of the agreements, there are no future obligations and no rights of refund. Revenue from printing service is recognized at the point when the printed products are delivered to the customers.

The Company outsources most of the printing job to external printing companies, but the Company still acts as the principal for such services and records revenue earned and costs incurred related to these transactions on a gross basis, because the Company has the discretion in establishing prices, is responsible for fulfilling the promises and delivering the final products to the customer, assumes fulfilment risk having latitude in select third-party printing companies to complete the printing job, and bears the risk for services that are not fully paid for by customers.

Revenue from media agency services

The Company sells media companies’ advertising space to customers on behalf of the media companies. Media channels booking includes press media booking, TV commercial airtime booking, broadcasting or radio media booking, billboard media booking, and digital media booking. The Company signs an agency agreement with media companies’ owners for selling their advertising space to merchant customers with advertising needs. The Company’s performance obligations include referring the merchant customer to the corresponding media company and getting paid from the media company a referral fee or commission at a pre-determined rate negotiated with the media company, which is a rate based on the advertising amount purchased or spent by the merchant customers. Revenue is recognized at the point when the merchant customer posted their advertisement on the media channel.

The Company is acting as an agent in these transactions, as it does not have discretion in establishing prices, and is not responsible for fulfilling the promise and providing customers the specified services and deliverables.

Disaggregation of revenue

The Company disaggregates its revenue by service types into six revenue streams, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Company’s revenue streams for the six months ended March 31, 2023 and 2022 is as follows:

	2023	2022

Creative income	$1,628,929	$579,296
Production income	394,775	699,881
Promotional campaign services	560,057	685,321
Social media management income	-	78,713
Printing income	4,623	517
Media agency income	197,064	50,860

Total operating revenue	$2,785,448	$2,094,588

Operating leases

On October 1, 2020, the Company adopted Accounting Standards Updates (“ASU”) 2016-02, Leases (Topic 842), as amended (“ASC 842”), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing, and uncertainty of cash flows arising from leasing arrangements. The Company elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of 12 months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease.

F-56

The Company used a modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease terms. The Company considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of March 31, 2023 and September 30, 2022.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended March 31, 2023 and 2022. The Company does not believe there was any uncertain tax provision as of March 31, 2023 and September 30, 2022.

The Company’s operating subsidiaries in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the six months ended March 31, 2023 and 2022. The Company’s income tax returns of its Malaysian subsidiaries filed for the fiscal years ended on September 30, 2017 and thereafter are subject to examination by the relevant taxing authorities.

Service taxes

Service tax is a consumption tax levied by Malaysian tax authorities and is charged on any taxable service income (including digital services) provided in Malaysia by a registered company in carrying on their business. The rate of service tax is 6% ad valorem for all taxable services and digital services except for the provision of charge or credit card services. A taxable entity is a company that is registered or liable to be registered for service taxes. A company is liable to be registered if the total value of its taxable services for a 12-month period exceeds or is expected to exceed the prescribed registration threshold of MYR500,000 as an advertising service provider. Service taxes amounted to $184,399 and $155,098 for the six months ended March 31, 2023 and 2022, respectively, and were recorded as a deduction against the Company’s gross revenue.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

F-57

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

Recently adopted accounting pronouncements

In December 2020, the FASB issued ASU 2020-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2020-12”). ASU 2020-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2020-12 is effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years, with early adoption permitted. The adoption of the new guidance did not have a significant impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	March 31, 2023	September 30, 2022
Accounts receivable	$2,763,511	$3,001,188
Less: allowance for doubtful account	-	-
Accounts receivable, net	$2,763,511	$3,001,188

F-58

Approximately 45% and 97% of accounts receivable balance as of March 31, 2023 and September 30, 2022 has been collected as of the date of this report, respectively. The following table summarizes the Company’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of March 31, 2023	Subsequent collection	% of subsequent collection
From 1 to 3 months	$1,165,461	$409,595	35%
From 4 to 6 months	1,598,050	842,407	53%
Over 6 months	-	-	-%
Total gross accounts receivable	2,763,511	1,252,002	45%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$2,763,511	$1,252,002	45%

Accounts receivable by aging bucket	Balance as of September 30, 2022	Subsequent collection	% of subsequent collection
From 1 to 3 months	$2,350,119	$2,259,547	96%
From 4 to 6months	640,895	640,895	100%
Over 6 months	10,174	9,301	91%
Total gross accounts receivable	3,001,188	2,909,743	97%
Allowance for doubtful accounts	-	-	-
Accounts receivable, net	$3,001,188	$2,909,743	97%

NOTE 4 — DEPOSIT AND PREPAYMENTS

Deposit and prepayments consisted of the following:

	March 31, 2023	September 30, 2022
Deposit and prepayments
Advance to suppliers	$153,861	$141,418
Prepaid expenses	53,588	77,189
Prepaid income tax	567,932	-
Other	-	118
Less: allowance for doubtful account	-	-
Total prepayments	$775,381	$218,725

As of March 31, 2023 and September 30, 2022, there was no allowance for doubtful accounts recorded as the Company considers all of the prepayments fully realizable.

F-59

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	March 31, 2023	September 30, 2022
Equipment and furniture	$585,143	$540,514
Property and land	3,473,596	3,306,628
Less: accumulated depreciation	(1,365,562)	(1,259,252)
Property and equipment, net	$2,693,177	$2,587,890

Depreciation expenses were $42,101 and $46,494 for the six months ended March 31, 2023 and 2022, respectively.

NOTE 6 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables, consisted of the following:

	March 31, 2023	September 30, 2022
Accrued payroll	$78,606	$31,615
Other accrual	95,120	10,456
Service payable	301,943	287,889
Other payable	7,895	16,213
Accrued liabilities and other payables	$483,564	$346,173

Service payable represented the advertisement fee the Company collects on behalf of the media companies for customers posting the advertisement on the media channels. The Company submits the advertisement fee to media companies within a short period of time when the Company receives service statement and invoice from the media companies.

NOTE 7 — LOAN PAYABLES

The Company had the following loans at March 31, 2023 and September 30, 2022:

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Loan Term	Purpose of loan	Balance at March 31, 2023	Balance at September 30, 2022
CIMB BANK BERHAD	5/23/2014	$591,178	BLR*-2.10%	240 months	Real property loan	$464,360	$458,428
	5/23/2014	188,735	BLR*-2.10%	240 months	Real property loan	155,882	154,183
Hong Leong Islamic Bank	2/26/2019	229,505	IFR**-2.55%	216 months	Real property loan	203,047	198,679
	2/26/2019	235,544	IFR**-2.55%	216 months	Real property loan	208,300	203,823
	2/26/2019	439,165	IFR**-2.55%	216 months	Real property loan	388,148	379,814
	2/26/2019	319,236	IFR**-2.55%	216 months	Real property loan	282,393	274,569
	2/26/2019	510,993	IFR**-2.55%	216 months	Real property loan	451,603	441,908
Hong Leong Islamic Bank	4/23/2020	215,700	3.50%	66 months	Working capital	135,836	143,131
Total		$2,730,056				$2,289,569	$2,254,535

*	Base lending rate

**	Islamic financing rate

F-60

As of March 31, 2023, the future minimum loan payments to be paid by the year are as follows:

12 months ending March 31,	Loan payment
2024	$260,864
2025	260,864
2026	260,864
2027	260,864
2028	260,864
Thereafter	1,635,675
Total future minimum loan payments	2,939,995
Less: imputed interest	(650,426)
Present value of loan liabilities	$2,289,569

The Company recorded interest expenses of $50,720 and $102,944 during the six months ended March 31, 2023 and 2022, respectively.

NOTE 8 — TAXES

a. Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Malaysia

180 Degrees and Media Elements are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less, and gross income of not more than MYR50 million) is 17% for the first MYR600,000 (or approximately $150,000) taxable income for the six months ended March 31, 2023 and 2022, with the remaining balance being taxed at the 24% rate. For the six months ended March 31, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $14,214 and $5,307, respectively.

The components of the income tax provision were as follows:

	For the six months ended March 31,
	2023	2022
Current income tax provision
Cayman Island	$-	$-
Malaysia	312,514	66,965
Subtotal	312,514	66,965

Deferred income tax provision
Cayman Island	$-	$-
Malaysia	1,589	(4,154)
Subtotal	1,589	(4,154)
Total income tax provision	$314,103	$62,811

F-61

Reconciliation of the differences between the income tax provision computed based on Malaysia unified statutory income tax rate and the Company’s actual income tax provision for the six months ended March 31, 2023 and 2022, respectively, were as follows:

	For the six months ended March 31,
	2023	2022
Income tax provision computed based on Malaysia unified income tax statutory rate	$293,200	$40,742
Effect of tax exemption due to reduced income tax rate for small and medium sized companies	(9,379)	(1,453)
Effect of deferred tax	1,589	(4,154)
Expenses not deductible for tax purposes	28,693	27,676
Actual income tax expense (benefit)	$314,103	$62,811

Deferred tax assets

The Company’s deferred tax assets were comprised of the following:

	As of March 31, 2023	As of September 30, 2022

Deferred tax assets derived from net operating loss carry forwards	$-	$-
Temporary difference not subject to tax	(4,558)	47,185
Depreciation of property & equipment	48,945	(3,400)
Deferred tax assets	$44,387	$43,785

b. Taxes payable

Taxes payable consisted of the following:

	March 31, 2023	September 30, 2022
Income tax payable	$-	$320,386
Service tax payable	253,817	247,484
Total	$253,817	$567,870

NOTE 9 — RELATED PARTY TRANSACTIONS

a. Name of related parties

Name of Related Party	Relationship to the Company
Chan Chee Hong	Director, chief executive officer, and shareholder of the Company
Chan Foong Ming	Sister of Chan Chee Hong and director of Media Elements
180 Degrees Strategic Communications Sdn Bhd	An entity controlled by Chan Chee Hong
181 Degree Holding Sdn Bhd	An entity controlled by Chan Chee Hong
Infinity Elements Sdn Bhd	An entity controlled by Chan Foong Ming
Expertliner Sdn Bhd	An entity controlled by Chan Chee Hong
Milestone International Sdn Bhd	An entity controlled by Chan Chee Hong

F-62

b. Due from related parties

Due from related parties consisted of the following:

Name	March 31, 2023	September 30, 2022
Chan Foong Ming	$-	$231,302
Expertliner Sdn Bhd	2,740	2,015
Infinity Elements Sdn Bhd	91,639	102,931
Milestone International Sdn Bhd	114	12,281
Total	$94,493	$348,529

c. Due to related parties

Due to related parties consisted of the following:

Name	March 31, 2023	September 30, 2022
180 Degrees Strategic Communications Sdn Bhd	$171,968	$161,659
181 Degree Holding Sdn Bhd	12,762	12,148
Chan Chee Hong	149,301	138,933
Total	$334,031	$312,740

NOTE 10 — CONCENTRATIONS AND CREDIT RISK

As of March 31, 2023 and September 30, 2022, the Company’s substantial assets were located in Malaysia and the Company’s substantial revenue was derived from its subsidiaries located in Malaysia.

For the six months ended March 31, 2023, one major customer accounted for 11% of the Company’s total revenue. For the six months ended March 31, 2022, three major customers accounted 33%, 10%, and 10% of the Company’s total revenue, respectively.

As of March 31, 2023, three major customers accounted for 13%, 13%, and 11% of the Company’s total accounts receivable balance, respectively. As of September 30, 2022, four major customers accounted 16%, 16%, 10%, and 10% of the Company’s total accounts receivable balance, respectively.

For the six months ended March 31, 2023, no major vendors accounted for more than 10% of the Company’s total purchases. For the six months ended March 31, 2022, one major vendor accounted for 11% of the Company’s total purchases.

As of March 31, 2023, no major vendors accounted for more than 10% of the Company’s total accounts payable. As of September 30, 2022, three major vendors accounted 25%, 16%, and 10% of the Company’s total accounts payable balance, respectively.

NOTE 11 — CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2023 and 2022, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations, and cash flows.

F-63

NOTE 12 — LEASES

Effective June 20, 2020, the Company entered into a 60-month lease for a photocopier. The monthly rent is approximately $95.

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	March 31, 2023	September 30, 2022
Operating lease right-of-use assets	$5,281	$5,027
Right-of-use assets - accumulated amortization	(2,751)	(2,120)
Right-of-use assets, net	$2,530	$2,907

Operating lease liabilities – current	$1,063	$1,011
Operating lease liabilities – non-current	1,467	1,896
Total operating lease liabilities	$2,530	$2,907

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2023 and September 30, 2022:

	March 31, 2023	September 30, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.17 years	2.67 years
Weighted average discount rate *	5%	5.0%

*	The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for three-year loans as published by Malaysia’s central bank in order to discount lease payments to present value.

During the six months ended March 31, 2023 and 2022, the Company incurred total ASC 842 operating lease expenses of $1,174 and $1,255, respectively.

As of March 31, 2023, the maturities of operating lease liabilities were as follows:

12 months ending March 31,	Lease payment
2024	$1,191
2025	1,191
2026	298
Total future minimum lease payments	2,680
Less: imputed interest	150
Total	$2,530

NOTE 13 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through the date of this report, and determined the following subsequent events that need to be disclosed:

On June 26, 2023, Starbox Group Holdings Ltd., a Cayman Islands company (“Starbox”), as the issuer, and its wholly owned subsidiary, Starbox Global Ltd., a British Virgin Islands company (“Starbox Global”), as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Ltd, as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of the Sale Shares, Starbox agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox with an aggregate value of $52,530,000 (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares will be issued on September 1, 2023, subject to the satisfaction by the One Eighty Shareholders of their obligations under the Share Purchase Agreement.

F-64

STARBOX GROUP HOLDINGS LTD.

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

F-65

STARBOX GROUP HOLDINGS LTD.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023

	STARBOX GROUP HOLDINGS	ONE EIGHTY	PRO FORMA		PRO FORMA
	LTD.	LTD	ADJUSTMENTS		CONSOLIDATED

ASSETS
Current Assets
Cash and cash equivalents	$864,392	$1,434,174	$-		$2,298,566
Accounts receivable, net	4,986,688	2,763,511	-		7,750,199
Prepaid income tax	552,094	-	-		552,094
Deposit and prepayments	14,448,012	775,381	-		15,223,393
Short-term investment	-	132,855	-		132,855
Due from related parties	1,682	94,493	-		96,175
Total Current Assets	20,852,868	5,200,414	-		26,053,282

Non-Current Assets
Property and equipment, net	21,941	2,693,177			2,715,118
Intangible assets, net	18,824,416	-	100,188,000	1	119,012,416
Long-term investment	-	226,600	53,055,300	3	53,281,900
	-	-	(53,055,300)	5	(53,055,300)
Deferred tax assets		44,387	-		44,387
Right-of-use assets, net	36,511	2,530	-		39,041
Goodwill	-	-	23,598,166	2	23,598,166
Total Non-Current Assets	18,882,868	2,966,694	123,786,166		145,635,728

Total Assets	$39,735,736	$8,167,108	$123,786,166		$171,689,010

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$-	$146,222	$-		$146,222
Taxes payable	395,772	253,817	-		649,589
Customer deposits	368,066	368,422	-		736,488
Accrued liabilities and other current liabilities	348,627	483,564	-		832,191
Operating lease liabilities	17,052	1,062	-		18,114
Due to related parties	1,409	334,031	-		335,440
Total Current Liabilities	1,130,926	1,587,118	-		2,718,044

Non-Current Liabilities
Deferred tax liabilities	318,603	-	24,045,120	1	24,363,723
Operating lease liabilities	19,459	1,467	-		20,926
Loan payables	-	2,289,569	-		2,289,569
Total Non-Current Liabilities	338,062	2,291,036	24,045,120		26,674,218
Total Liabilities	1,468,988	3,878,154	24,045,120		29,392,262

Shareholders’ Equity
Ordinary shares	61,172	-	19,699	3	80,871
Additional paid in capital	30,674,988	336,055	50,683,568	1, 2, 3, 4,5	81,694,611
Accumulated other comprehensive income (loss)	1,481,084	(216,509)	106,089	4	1,370,664
Retained earnings	6,049,504	4,169,408	(2,043,010)	4	8,175,902
Total Company’s Shareholders’ Equity	38,266,748	4,288,954	48,766,346		91,322,048

Non-controlling interest	-	-	50,974,700	4	50,974,700

Total Liabilities and Equity	$39,735,736	$8,167,108	$123,786,166		$171,689,010

See accompanying notes to pro forma consolidated financial statements.

F-66

STARBOX GROUP HOLDINGS LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2022

	STARBOX GROUP. HOLDINGS	ONE EIGHTY	PRO FORMA		PRO FORMA
	LTD	LTD	ADJUSTMENTS		CONSOLIDATED

Operating revenue
Revenue	$7,194,187	$6,173,897	$—		$13,368,084
Total operating revenue	7,194,187	6,173,897			13,368,084

Operating costs and expenses:
Selling, general, and administrative expenses	2,243,750	3,978,065			6,221,815
Total operating costs and expenses	2,243,750	3,978,065			6,221,815

Income from operations	4,950,437	2,195,832			7,146,269

Non-operating income (expenses)
Interest income	-	50,593			50,593
Other income, net	59,377	49,830			109,207
Total non-operating income, net	59,377	100,423			159,800

Income before income tax	5,009,814	2,296,255			7,306,069

Income tax expenses	1,407,449	558,659			1,966,108

Net Income	3,602,365	1,737,596			5,339,961

Less: net income attributable to non-controlling interest			(851,422)	4	(851,422)

Net income attributable to Starbox Group Holdings Ltd.	3,602,365	1,737,596	(851,422)		4,488,539

Other comprehensive income
Foreign currency translation loss	(585,619)	(302,842)			(888,461)

Total Comprehensive income	3,016,746	1,434,754			4,451,500

Less: comprehensive income attributable to non-controlling interest			(703,029)	4	(703,029)

Comprehensive income attributable to Starbox Group Holdings Ltd.	$3,016,746	$1,434,754	$(703,029)		$3,748,471

Net income per share - basic	$0.09	$0.10	$-		$0.08

Weighted average shares outstanding	40,544,863	17,510,000	-		58,054,863

See accompanying notes to pro forma consolidated financial statements.

F-67

STARBOX GROUP HOLDINGS LTD.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2023

	STARBOX GROUP HOLDINGS	ONE EIGHTY	PRO FORMA		PRO FORMA
	LTD.	LTD	ADJUSTMENTS		CONSOLIDATED

Operating revenue
Revenue	$3,976,190	$2,785,448	$—		$6,761,638
Total operating revenue	3,976,190	2,785,448			6,761,638

Operating costs and expenses:
Selling, general, and administrative expenses	1,996,892	1,581,580			3,578,472
Total operating costs and expenses	1,996,892	1,581,580			3,578,472

Income from operations	1,979,298	1,203,868			3,183,166

Non-operating income (expenses)
Interest income	7,757	2,247			10,004
Other income, net	5,163	15,553			20,716
Total non-operating income, net	12,920	17,800			30,720

Income before income tax	1,992,218	1,221,668			3,213,886

Income tax expenses	627,721	314,103			941,824

Net income	1,364,497	907,565			2,272,062

Less: net income attributable to non-controlling interest			(444,707)	4	(444,707)

Net income attributable to Starbox Group Holdings Ltd.	1,364,497	907,565	(444,707)		1,827,355

Other comprehensive income
Foreign currency translation gain	2,088,136	175,420			2,263,556

Total Comprehensive income	3,452,633	1,082,985			4,535,618

Less: comprehensive income attributable to non-controlling interest			(530,663)	4	(530,663)

Comprehensive income attributable to Starbox Group Holdings Ltd.	$3,452,633	$1,082,985	$(530,663)		$4,004,955

Net income per share - basic	$0.03	$0.05	$-		$0.03

Weighted average shares outstanding	53,089,286	17,510,000	-		70,599,286

See accompanying notes to pro forma consolidated financial statements.

F-68

STARBOX GROUP HOLDINGS LTD.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – INTRODUCTION

On June 26, 2023, Starbox Group Holdings Ltd. (“Starbox Group” or the “Company”), as the issuer, and its wholly owned subsidiary, Starbox Global Ltd. (“Starbox Global”), as the buyer, entered into a share purchase agreement (the “Share Purchase Agreement”), with the then shareholders of One Eighty Holdings Ltd (the “One Eighty Shareholders”), as the sellers, with respect to One Eighty Holdings Ltd (“One Eighty Ltd”), as the target company.

Pursuant to the Share Purchase Agreement, Starbox Global agreed to acquire 229,500,000 ordinary shares, par value US$0.0001 per share, of One Eighty Ltd (the “Sale Shares”), representing 51% of the issued share capital in One Eighty Ltd, from the One Eighty Shareholders. In consideration of the sale of Sale Shares, Starbox Group agreed to issue to the One Eighty Shareholders, in proportion to the ordinary shares of One Eighty Ltd they sell, an aggregate of 17,510,000 ordinary shares, par value US$0.001125 per share, of Starbox Group with an aggregate value of $53 million (the “Consideration Shares”) in two tranches. 8,755,000 Consideration Shares were issued to the One Eighty Shareholders on July 10, 2023 and the remaining 8,755,000 Consideration Shares will be issued on September 1, 2023, subject to the satisfaction by the One Eighty Shareholders of their obligations under the Share Purchase Agreement.

NOTE 2 - BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheets as of March 31, 2023 combine the historical balance sheets of Starbox Group and One Eighty Ltd as if the transaction had occurred on October 1, 2022. The unaudited pro forma consolidated statements of comprehensive income for the six months ended March 31, 2023 and for the fiscal year ended September 30, 2022 combine the historical consolidated statements of comprehensive income of Starbox Group and One Eighty Ltd, and have been prepared as if the transaction had occurred on October 1, 2022 and 2021, respectively. The unaudited pro forma consolidated financial statements have also been adjusted to give effect to pro forma events that are directly attributable to the transactions, factually supportable, and expected to have a continuing impact on the combined results.

The preliminary unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the consolidated company.

NOTE 3 – PRO FORMA ADJUSTMENTS

The following adjustments were made in the preparation of the unaudited pro forma consolidated balance sheets and unaudited pro forma consolidated statements of comprehensive income:

{1} Represents fair value of intangible assets arising from the acquisition and related deferred tax effect.

{2} Represents the goodwill arising from the purchase price exceeded the fair value of net assets purchased.

{3} Represents the purchase price to be paid by Starbox Group for the 51% equity interest of One Eighty Ltd.

{4} Represents the equity of 49% non-controlling interest and net income attributable to the non-controlling interest.

{5} Elimination of the long-term investment of Starbox Group in One Eight Ltd at consolidating level.

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